July 12, 2024

Ryan M. Lance
Chief Executive Officer
ConocoPhillips
925 N. Eldridge Parkway
Houston, TX 77079

       Re: ConocoPhillips
           Registration Statement on Form S-4
           Filed June 25, 2024
           File No. 333-280448
Dear Ryan M. Lance:

     We have conducted a limited review of your registration statement and have the following comment(s).

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 filed June 25, 2024
Material U.S. Federal Income Tax Consequences of the Merger, page 112

1. We note that the tax opinions filed at Exhibits 8.1 and 8.2 express no opinion but state that the discussion set forth in the registration statement under the
caption    Material U.S.
       Federal Income Tax Consequences of the Merger    is accurate in all
material
       respects. Please revise your disclosure and have counsel revise their respective tax opinions to state clearly that the tax consequences discussed in this
section are counsel   s
       opinion. A description of the law is not sufficient. Please also revise the registration statement to affirmatively describe the tax consequences of the Business Combination that will be, as opposed to what ConocoPhillips and Marathon Oil "intend." If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should"
       or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. See Item 601(b)(8) of
       Regulation S-K and refer to Section III of Staff Legal Bulletin No. 19. July 12, 2024
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Kevin Dougherty,
Staff Attorney, at 202-551-3271 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Gregory E. Ostling